May 23, 2016

Ms. Joyce Sweeney
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:        Staff’s comment letter dated May 10, 2016

Dear Ms. Sweeney:

This will confirm our earlier telephone conversation in which I requested to extend the time for Medidata to furnish its responses to the Staff’s comments. Thank you for your consideration and agreeing to extend our response deadline to June 3, 2016.

Sincerely,

/s/ Michael Otner

Michael Otner
EVP & General Counsel

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